Exhibit 1

For immediate release

BioLineRx Announces Peer-Reviewed Publication of
Phase 1/2 Trial Results for Novel Treatment for
Non-Surgical Removal of Skin Lesions

- Previously reported results published in British Journal of Dermatology -

Jerusalem, Israel, June 1, 2015 - BioLineRx Ltd. (NASDAQ: BLRX; TASE: BLRX), a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, announced today the publication of positive results from the Phase 1/2 clinical trial of BL-5010, a novel formulation for the non-surgical removal of skin lesions. The successful trial results were published online in the prestigious British Journal of Dermatology.

Dr. Kinneret Savitsky, BioLineRx CEO said: “We are proud to have the results of the BL-5010 clinical trial published in the British Journal of Dermatology. This is one of our most promising clinical candidates, as reflected by the out-licensing agreement we recently signed with Omega Pharma, and by the excellent results of the clinical trial. The results not only show that BL-5010 is highly effective in removing seborrheic keratosis, but also that 94.6% of the investigators and 84% of the patients who participated in the trial reported that they were very satisfied with the cosmetic outcome of the treatment and that the results were good or excellent 180 days following treatment. BL-5010 offers a novel method for removing skin lesions without surgery, anesthesia or significant adverse effects, and we look forward to seeing this innovative product on the market.”

The publication details the results, which were previously disclosed by BioLineRx in December 2010, of an open-label, single-arm trial conducted in 60 patients with seborrheic keratosis in Germany and the Netherlands. The objectives of the study were to determine the safety and efficacy of BL-5010 in completely removing the lesion and to assess the cosmetic outcome of the novel treatment. The study also aimed at evaluating BL-5010’s feasibility in preserving the lesions for subsequent histological examination.

The results of the trial show that for nearly all patients (96.7%), the lesion fell off within 30 days of a single application of BL-5010. Furthermore, the results show that BL-5010 has a good safety profile, as no persistent irreversible adverse effects were observed at the treated site. Histological examination of the lesions showed that BL-5010 enables preservation of the histological structure of the treated lesion.

In December 2014, BL-5010 was out-licensed to Omega Pharma, one of the largest OTC healthcare companies in Europe, for OTC indications in the territory of Europe, Australia and additional selected countries. BioLineRx retains the rights to BL-5010 in the U.S. and the rest of the world.

About BL-5010
BL-5010 is a novel product for the non-surgical removal of benign skin lesions. It offers an alternative to painful, invasive and expensive removal treatments including cryotherapy, laser treatment and surgery. Because the treatment is non-invasive, it poses minimal infection risk and eliminates the need for anesthesia or bandaging. The product has completed a phase 1/2 pilot clinical study for the removal of seborrheic keratosis, which showed excellent efficacy and cosmetic results, and has received confirmation in Europe for the regulatory pathway classification as a medical device Class 2a.

About BioLineRx
BioLineRx is a publicly-traded, clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s current portfolio consists of a variety of clinical and pre-clinical projects, including: BL-1040 for prevention of pathological cardiac remodeling following a myocardial infarction, which has been out-licensed to Bellerophon BCM (f/k/a Ikaria) and is in the midst of a pivotal CE-Mark registration trial scheduled for completion in mid-2015; BL-8040, a cancer therapy platform, which is in the midst of a Phase 2 study for acute myeloid leukemia (AML), and has successfully completed a Phase 1 study in stem cell mobilization; and BL-7010 for celiac disease, which has successfully completed a Phase 1/2 study.

In December 2014, BioLineRx entered into a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates. The companies intend to co-develop a number of pre-clinical and early clinical therapeutic projects through clinical proof-of-concept for potential future licensing by Novartis.

For more information on BioLineRx, please visit www.biolinerx.com or download the investor relations mobile device app, which allows users access to the Company’s SEC documents, press releases, and events. BioLineRx’s IR app is available on the iTunes App Store as well as the Google Play Store.

Various statements in this release concerning BioLineRx’s future expectations, including specifically those related to the development and commercialization of BL-5010, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the “Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2015. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contact:
Tiberend Strategic Advisors, Inc.
Joshua Drumm, Ph.D.
jdrumm@tiberend.com
+1-212-375-2664

Andrew Mielach
amielach@tiberend.com
+1-212-375-2694

or

Tsipi Haitovsky
Public Relations
+972-3-6240871
tsipihai5@gmail.com